UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Daiwa Odakyu Kensetsu Kabushiki Kaisha

(Name of Subject Company)

Daiwa Odakyu Construction Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable)

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Daiwa House Industry Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Hidenori Nakagawa

TMI Associates

23rd Floor, Roppongi Hills Mori Tower

6-10-1 Roppongi, Minato-ku, Tokyo 106-6123, Japan

Telephone: +81 (0) 3-6438-5511

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents are published in Japan as exhibits to this Form:

Exhibit No.	Description

A	English translation of Announcement Concerning Entry into Share Exchange Agreement (Simplified Share Exchange) Between Daiwa House Industry Co., Ltd. and Daiwa Odakyu Construction Co., Ltd.

B	English translation of Announcement of Revision of Dividend Forecast for Fiscal Year Ending March 2015 (76th Term)

(b) Not applicable.

Item 2.	Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit A and B.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description

C	English translation of Extraordinary Report to Kanto Local Finance Bureau dated February 6, 2015 under the Financial Instruments and Exchange Act of Japan regarding the share exchange between Daiwa House Industry Co., Ltd. and Daiwa Odakyu Construction Co., Ltd.

D	Power of Attorney dated February 6, 2015

PART III – CONSENT TO SERVICE OF PROCESS

Daiwa House Industry Co., Ltd. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAIWA HOUSE INDUSTRY CO., LTD.

By:	/s/ Hidenori Nakagawa
Name:	Hidenori Nakagawa
Title:	Attorney-in-Fact

Date: February 6, 2015